February 19, 2026

James E. Dentzer
Chief Executive Officer
Curis, Inc.
128 Spring Street, Building C Suite 500
Lexington, MA 02421

       Re: Curis, Inc.
           Registration Statement on Form S-3
           Filed February 13, 2026
           File No. 333-293470
Dear James E. Dentzer:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Doris Stacey Gama at 202-551-3188 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:    Caroline Dotolo, Esq.